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Women-ledFamily-friendlyTakeoutLGBTQ-owned
We'reDough

Bakery

4215 Miller Rd, Suite A-8
FLINT, MI 48507
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We'reDough previously received $22,200 of investment through Mainvest.
Profile
Data Room
Updates 14
Discussion
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Early Investor Bonus: The investment multiple is increased to 2.5× for the next $7,500 invested.
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THE PITCH
We'reDough is seeking investment to purchase new equipment to offer baking classes in our brick and mortar location.
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OUR STORY

We'reDough moved to our new Miller rd location in January 2022 and opened in February 2022. We have had 25% more sales and foot traffic during the spring months compared to our busiest months at our previous location.

We won My City Choice awards Best Cookies in Genesee County for 2022
We have several charity events planned for 2022
June 27th 2022 We'reDough celebrates its 2nd anniversary!
Adding baking classes adds another revenue stream to the business!
This is a preview. It will become public when you start accepting investment.
OUR OFFERINGS

We offer edible cookie dough, made with heat treated flour and pasteurized eggs so its totally safe to eat with no baking necessary! We also offer 20+ unique cookie flavors as well as hand dipped ice cream, pastries, and cakes!

Expand our offerings to add baking classes!
Expand our ability to support the community with free baking classes for those in need
Expand our offerings offer on the job training to those who need it.
This is a preview. It will become public when you start accepting investment.
INTENDED USE OF FUNDS

These funds will allow us to Purchase the additional needed equipment and some minor electrical renovations needed to be able to offer baking classes to the Flint community, as well as adding another revenue stream to the business via the classes.

purchase new stainless steel tables
purchase new stand mixers for classes
purchase additional kitchen scales, bowls, measuring spoons, and other tools
pay for electrical renovations to support additional mixing stations.
This is a preview. It will become public when you start accepting investment.
PLANNED BAKING CLASS TOPICS

These are the current paid classes we are preparing to be able to teach at our bakery as well as provide paid video links to lessons for those that aren't local.

Cookie Decorating
Basic no-knead bread making
Making the perfect chocolate chip cookie
Making lemon bars
Making Your own ready to eat cookie dough!
Making cake pops
Making a soft oatmeal cookie
Making vegan cookies
Making GF cookies
Making the perfect roll out sugar cookie
How to make gingerbread men
And More!
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BUSINESS MODEL

current business model is based on selling to walk in customers, delivery and pickup through Doordash and those that make special orders via our website or our email invoice system.

looking to expand our shipping capabilities
eventually (2+ years) looking to add a mobile food truck
looking to expand our wholesale customers
adding baking classes and events
Adding the baking classes allows us to add another revenue stream to the business and support our community as well!
This is a preview. It will become public when you start accepting investment.
$16,500
Average Monthly Revenue
50 people
Average Daily Customers
6 people
Employees
2,800 sq. ft.
Floor Space
$300,000
Projected Annual Revenue
This is a preview. It will become public when you start accepting investment.
PRESS
We'reDough's History

link to all important events in We'reDough's history including new stories from their journey

This is a preview. It will become public when you start accepting investment.
FORECASTED MILESTONES

We have big lofty goals here at We'reDough! We are always up for trying new things and being more innovative and creative with baking!

October 2022 - Host first baking classes
November 2022 - Begin regularly offering baking classes and expriences
December 2022 - Offer free baking classes to disadvantaged local students.
2023 - begin developing a mobile food truck/trailer
2024 - begin searching for new satellite locations
Updates
APRIL 2ND, 2022
First Quarter 2022: Its going well!

Just wanted to send out an update with the repayments for this quarter. We have been doing extremely well at our new location on Miller rd. Still working on balancing staffing shortages and predicting our busiest times of the week, but progress is progress. We are showing at least a 10% to 15% increase from our best months (Q4) on fenton rd, to Q1 on miller rd (and we weren't open for January at all!). our next goal for growth is adding indoor seating, which we hope to do before summer.

Investor Exclusive

FEBRUARY 22ND, 2022
We have successfully reopened at Miller Rd!

Those who ordered T-shirts will be receiving them soon! we plan on restarting our shipping program next week and we will send out the t-shirts to those who chose it as a perk.

feel free to visit us on Miller rd in Flint!

Investor Exclusive
DECEMBER 14TH, 2021
T-shirt perks!

For those at the $500 investment level that chose a t-shirt perk: please email your t-shirt size to

weredoughcookies@gmail.com

along with your preferred shipping address.

The shirts are being ordered today and we are ordering size S to 4XL

Investor Exclusive
DECEMBER 11TH, 2021
Investors and perks

The E-book has been emailed out to the investors who chose the perk.

for those that want to purchase it now, you can find it at: https://payhip.com/b/yTqG6

The investors that chose T-shirts need to email weredoughcookies@gmail.com with the t-shirt size and their most current mailing address (the shirts are going to be ordered next week and will be sent out in early January after they arrive and we get our shipping station set up at our new building). Sizes are due by 12/18/21 as shirts will be ordered 12/20/21

please include "Investor T-shirt" in the subject line (this allows us to search for them easily as we get 100s of emails each day).

Thanks everyone!

DECEMBER 10TH, 2021
Last day! 12 hours left

I want to issue a huge thank you to all our investors!

To keep up with everything at the bakery follow us on facebook at: https://www.facebook.com/weredoughbakeryFlint

And we are having a community mural event this Sunday December 12th from 12 to 4 at our Miller rd location: https://fb.me/e/XF0CyWgu

Have a wonderful holiday season!

DECEMBER 7TH, 2021
Last 3 days!

We finally got the floor sealed yesterday! this has been put off and rescheduled so many times since before Halloween.

the remaining work is largely cosmetic and just buttoning up things. With the floor done we can start bringing some of our new equipment in (the stuff that wont fit at our fenton rd location).

DECEMBER 4TH, 2021
Painting is done!

Surprising how much a few coats of paint can change a place! It looks sooo different now!

Floor sealing happens within the next week, and finishing up electrical and plumbing work the week after!

last few days to invest!

NOVEMBER 30TH, 2021
Last 10 days!

We have been working hard on finishing up the renovations! Electrical work has had a lot of scheduling and communication issues on the contractors end, but its scheduled to be finished this week.

So we should finally be able to get the floor sealed this weekend!

we also completed priming this weekend and are ready for painting once we find the time in our busy schedule!

10 days left in the investment campaign and every little bit is going to help!

And don't forget about our Rainbow handprint mural event on the 12th! check out our facebook for more info.

NOVEMBER 18TH, 2021
We reached our minimum goal!

Thank you guys sooo soo much! This means the absolute world to all of us here at We'reDough!

Now we have the remaining 23 days of our campaign to try for our maximum goal of $75,000 (which we don't have to hit, but it leaves the door open for anyone else wanting to invest).

Thank you all again!

NOVEMBER 16TH, 2021
94% funded! $1300 to go!

How exciting! we are almost there with the investment campaign!

Electrical work is scheduled to start this week!

Drywall spackling is nearly done. Floors have been cleaned and are ready to roll epoxy once we have a 3 to 4 day cure window!

We will be spending our Thanksgiving weekend working on Priming and painting, but with some music it will be super relaxing!

We are going to be super busy next week and won't have a lot of progress to show until after thanksgiving so we may skip an update next week! Have a wonderful Thanksgiving everyone! and remember to share our story and why you invested on your social media! word of mouth is the best way to encourage others to invest!

NOVEMBER 10TH, 2021
87% funded week 4

We have $2,600 to go to meet our minimum investment goal!

We also have nearly finished all the boring parts of the renovation!

Drywall is up and taping and mudding has started and we finally finished grinding the old tile mastic and carpet adhesive off the floor (no adhesive removers where working).

But electrical work is next week! Then we clean the floor up and bit and we can roll the epoxy will will make such a HUGE difference in how the new location looks! Painting will start by the end of the month so we can be ready for our handprint mural event on December 12th!

Continue sharing and talking about the investment opportunities! $20k is our minimum goal but we also have a maximum goal of $75k!

NOVEMBER 3RD, 2021
Week 3 update!

We are 83% of the way towards our minimum investment goal! 39 days to go!

We have been setting up an advertisement campaign with a local radio station about our investment campaign and hope to get it running within the next 2 weeks!

In the meantime we have some renovation progress! The first few panels of drywall are going up and we should be ready to finish sealing the floors with epoxy this coming week! Electrical work starts on the 16th and once that's finished the remaining drywall can be installed and finishing work like spackling, priming, and painting can begin!

For those investors that are local, on Sunday December 12th we will be hosting a fundraising event for Flint Pride! We are creating a rainbow flag handprint mural and for $1 donation to Flint Pride you can have your handprint on our community mural!! More information coming, but be sure to keep an eye on our Facebook page for more information on this event!

Have a great week and don't forget to post about our investment campaign on your own social media and why you are supporting us! It makes a huge difference!

OCTOBER 28TH, 2021
week 2 update!

We've already raised $12,600 towards our goal of $20,000. and we are only in the second week of being public! Make sure to share with your friends! word of mouth is the best way to help us out!

Thanks so much to everyone who has invested so far. If anyone has questions, please feel free to reach out.

We officially announced our new location last Friday and are excited that the news is public.

Renovation update

Renovations are at the awkward stage where a lot is going on but it doesn't look very different day to day. In wall plumbing inspection is happening soon, electrical permits have been pulled and work will be starting soon! In between all that we are also grinding the floor to prepare to seal the floor with epoxy just before Thanksgiving! Then once it dries we can install drywall and begin painting.

New signs!

Our new signs have been installed though! They look so good! And you guys can check them out in person by driving by the old pirates park plaza on Miller rd in Flint across from Golden Corral!

Remember to share our investment campaign with your friends and family! And on your social media! Its the best way to keep this train going!

OCTOBER 21ST, 2021
Halfway there!

Hello Investors! Welcome to the We'reDough family! The biggest thing you can do to help us succeed is post about us and our investment campaign on your personal social media pages and encourage others to invest.

We are announcing our move tomorrow October 22nd as our new signs are going up on the face of the building and its going to be difficult to hide the fact we are moving after that.

If you are new here and want to learn more about what we do, who we are, and why we are here, go check out our website and our social media pages!

https://www.weredoughflint.com/about

https://www.weredoughflint.com/media

https://www.facebook.com/weredoughbakeryFlint

We are big on supporting our community and this investment campaign is going to let us do so many things! Like get set up for BAKING CLASSES!! How cool is that!

Our renovation timeline at our new location:

Base electrical and plumbing done mid November.

Dry wall up and spackled Thanksgiving weekend (we know, no rest for the weird)

Painting done early December

New sinks installed early December.

Move January 7th

HVAC install January 10th

Set up and organization of equipment the week of the 10th

Inspections Mid to late January

Grand opening of new location for February 1st!

We are glad you are here and look forward to working for you guys soon!

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
New Stainless Steel tables $4,850
Additional Electrical drops from ceiling $3,500
Kitchen aid mixers (7 to 8 new ones) $4,000
Misc Tools, scales, bowls needed $750
additional ingredients $1,000
Mainvest Compensation $900
Total $15,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $250,000 $300,000 $350,000 $375,499 $400,763
Cost of Goods Sold $75,000 $90,000 $105,000 $112,649 $120,228
Gross Profit $175,000 $210,000 $245,000 $262,850 $280,535

EXPENSES

Rent $25,000 $30,000 $30,000 $30,000 $30,000
Utilities $6,500 $6,662 $6,828 $6,998 $7,172
Salaries $100,000 $120,000 $140,000 $150,199 $160,304
Insurance $975 $999 $1,023 $1,048 $1,074
Equipment Lease $0 $0 $0 $0 $0
Repairs & Maintenance $0 $0 $0 $0 $0
Legal & Professional Fees $450 $461 $472 $483 $495
Operating Profit $42,075 $51,878 $66,677 $74,122 $81,490
This information is provided by We'reDough. Mainvest never predicts or projects performance, and has not reviewed or audited this financial
forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
Investment Round Status
Target Raise $15,000
Maximum Raise $30,000
Amount Invested $0
Investors 0
Investment Round Ends August 19th, 2022
Summary of Terms
Legal Business Name WereDough
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $7,500 invested
2.5×
Investment Multiple 2×

Business's Revenue Share 1.1%-2.2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2026
Financial Condition
Other challenges

We'reDough has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Inflation: We are currently struggling with the rising cost of our main ingredients like flour, butter, and eggs, but we are making sure to streamline our recipes to use them to their fullest advantage.

Attracting Talent: as a small business we cannot compete as aggressively wage wise as other corporations, but we strive to treat our employees as a team with their own ideas and creative freedoms

Marketing: Marketing the business is not our strong suit but we are reaching out for assistance and improving our social media marketing strategies.

Forecasted milestones

We'reDough forecasts the following milestones:

Achieve [$300,000] revenue per year by [2023].

Achieve [$65,000] profit per year by [2024].

Other outstanding debt or equity

As of [6/3/2022], We'reDough has debt of [$80,000] outstanding and a cash balance of [$5,500]. This debt is sourced primarily from [Renovations of our Miller rd location] and will be senior to any investment raised on Mainvest. In addition to the We'reDough's outstanding debt and the debt raised on Mainvest, We'reDough may require additional funds from alternate sources at a later date.

We however have never been on a major road during the holiday shopping season before and we are predicting a large outpouring of customers purchasing from us for holiday gifts and stopping by for a shopping break during their other shopping trips.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of We'reDough to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

We'reDough operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. We'reDough competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from We'reDough's core business or the inability to compete successfully against the with other competitors could negatively affect We'reDough's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in We'reDough's management or vote on and/or influence any managerial decisions regarding We'reDough. Furthermore, if the founders or other key personnel of We'reDough were to leave We'reDough or become unable to work, We'reDough (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which We'reDough and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, We'reDough is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

We'reDough might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If We'reDough is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt We'reDough

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect We'reDough's financial performance or ability to continue to operate. In the event We'reDough ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither We'reDough nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

We'reDough will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and We'reDough is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although We'reDough will carry some insurance, We'reDough may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, We'reDough could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect We'reDough's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of We'reDough's management will coincide: you both want We'reDough to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want We'reDough to act conservative to make sure they are best equipped to repay the Note obligations, while We'reDough might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If We'reDough needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with We'reDough or management), which is responsible for monitoring We'reDough's compliance with the law. We'reDough will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if We'reDough is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if We'reDough fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of We'reDough, and the revenue of We'reDough can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of We'reDough to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by We'reDough. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Ronan S. Flint, MI 6 months ago

Have been here numerous times, and I'm excited to see what you can do. Good luck!

Jessica M. Flint, MI 6 months ago We'reDough Entrepreneur

thanks for your support!

tyler l. Hudsonville, MI 7 months ago

always help friends to grow!

Jessica M. Flint, MI 7 months ago We'reDough Entrepreneur

thanks for your support!

Anita A. Flushing, MI 7 months ago

Thanks! Glad I was able to figure out the investment process; without my daughter's help even, lol

Jessica M. Flint, MI 7 months ago We'reDough Entrepreneur



Anita A. Flushing, MI 7 months ago

I invested because I believe in supporting local small businesses AND their products are delicious!

Jessica M. Flint, MI 7 months ago We'reDough Entrepreneur

Thanks for your support! it was great seeing you today!

Hayden K. Benton Harbor, MI 7 months ago

I invested because I have known Jessica for quite some time and I believe in her and the business. I love the idea and look forward to working more with her in the future.

Jessica M. Flint, MI 7 months ago We'reDough Entrepreneur

Thanks for your support!

ALEC F. Grand Rapids, MI 7 months ago

I invested because I went there today, tried their delicious treats and enjoyed every last one!

Jessica M. Flint, MI 7 months ago We'reDough Entrepreneur

Thanks for your support!

Shaina T. Grand Blanc, MI 7 months ago

I invested because I love the products, and want to support a woman-owned small business in the community!

Jessica M. Flint, MI 7 months ago We'reDough Entrepreneur

Thanks for your support!

Ashray S. Northville, MI 7 months ago

I invested because I love cookies and ice cream.

Jessica M. Flint, MI 7 months ago We'reDough Entrepreneur

Thanks for your support!

Brandon D. Ferndale, MI 7 months ago

I invested because if they've managed to get this far with the odds this stacked against them, this can only be a good bet. Plus their cookies are dangerously good.

Jessica M. Flint, MI 7 months ago We'reDough Entrepreneur

Thanks for your support!

Marian S. Louisville, KY 8 months ago

I invested to support the expansion of offerings at We'reDough. I've loved everything I have purchased from this bakery!

Jessica M. Flint, MI 8 months ago We'reDough Entrepreneur

Thank you for your support!

We'reDough isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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